Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES DRAWDOWN OF $2 MILLION
FROM BRIDGE LOAN CREDIT FACILITY

January 31, 2013

VANCOUVER, BRITISH COLUMBIA – Kimber Resources Inc. (“Kimber”) (NYSE MKT:KBX, TSX:KBR) is pleased to announce that it has finalized the drawdown of the remaining $2 million (“Second Advance”) from the $5 million bridge loan credit facility (the “Facility”) with Sprott Resource Lending Partnership (“SRLP”). Details of the Facility were announced July 18, 2012.

As per the terms of the Second Advance Kimber paid a share bonus in the amount of $120,000 to SRLP being equivalent to 6% of the Second Advance Amount, payable in 227,250 common shares of Kimber, priced at a 10% discount to the 10-day volume weighted average of Kimber’s common shares for the 10-day period commencing one day after the issuance of the press release regarding the updated mineral resource estimate for Kimber’s Carmen Deposit at Monterde.

The proceeds of the Second Advance will be applied to the exploration and development of the Monterde project and for working capital and general and administrative purposes.

The Facility is for a principal amount of $5 million at an interest rate of 12 percent per annum, payable monthly.

The term of the Facility is one year, which may be extended for an additional six months, subject to the Facility being in good standing, on payment of an extension fee in the amount of 3% of the amount drawn under the Facility.

About Kimber
Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the recently filed 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner , BSc (Hons) Geol.
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements
Statements in this release may be viewed as forward-looking statements, including statements regarding the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "intend", "hopes", "should", "believe", "may", "will", "if", "anticipates", "potential for", "potentially", "suggests" and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber’s latest Annual Report on Form 20-F as filed on SEDAR and EDGAR. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.